UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	07 July 2025 - “Historic Proforma Category Financial Performance”

99.1

Haleon plc: Historic Proforma Category Financial Performance

7 July 2025: Haleon plc (the "Company" or "Haleon") today releases the historical proforma category financial information, aligned with the announcement at the Capital Markets Day on 1 May 2025. Haleon will now be reporting six categories: Oral Health; Vitamins, Minerals, and Supplements (VMS); Pain Relief; Respiratory Health; Digestive Health; and Therapeutic Skin Health and Other.

Compared to previous reporting, the new structure:

●	Splits out Digestive Health & Other into Digestive Health, and Therapeutic Skin Health and Other
●	Smokers Health which had previously been reported as part of Digestive Health and Other will now be included in Respiratory Health
●	There are no changes to other categories not outlined above

We will begin reporting in this new category structure at our 2025 Half Year Results on 31 July 2025. The purpose of this change is to better align Haleon's reporting with the strategic opportunities ahead as well as improve visibility of Haleon's financial performance. Haleon's geographical split remains unchanged.

Detailed below is the quarterly pro-forma actual and comparative financial information on this basis. Definitions for non-IFRS measures can be found on pages 19-27 in Haleon's 2024 Full Year Results, and pages 43-50 in Haleon's Annual Report and Form 20-F 2024.

Restated FY 2023 and FY 2024 reported revenue, organic revenue growth, and reported revenue growth by category (unaudited)
	2023			2024
	£m revenue	Organic Revenue Growth	Reported Revenue Growth	£m revenue	Organic Revenue Growth	Reported Revenue Growth
Oral Health	3,136	10.6%	6.1%	3,312	9.6%	5.6%
VMS	1,640	0.9%	-2.1%	1,696	7.6%	3.4%
Pain Relief	2,652	7.4%	4.0%	2,564	0.1%	-3.3%
Respiratory Health	2,244	11.7%	8.2%	2,122	1.0%	-5.4%
Digestive Health	1,012	5.8%	1.9%	1,029	5.5%	1.7%
Therapeutic Skin Health and Other	618	8.8%	1.5%	510	9.8%	-17.5%
TOTAL	11,302	8.0%	4.1%	11,233	5.0%	-0.6%

Restated quarterly reported revenue by category (unaudited)
	2023					2024					2025
£m	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1
Oral Health	811	778	790	757	3,136	854	829	810	819	3,312	880
VMS	405	411	410	414	1,640	422	435	407	432	1,696	416
Pain Relief	724	681	636	611	2,652	662	641	628	633	2,564	661
Respiratory Health	638	455	563	588	2,244	590	454	581	497	2,122	525
Digestive Health	259	256	234	263	1,012	256	264	239	270	1,029	254
Therapeutic Skin Health and Other	149	171	165	133	618	135	152	115	108	510	117
TOTAL	2,986	2,752	2,798	2,766	11,302	2,919	2,775	2,780	2,759	11,233	2,853

Restated quarterly organic revenue growth by category (unaudited)
	2023	2024					2025
%	FY	Q1	Q2	Q3	Q4	FY	Q1
Oral Health	10.6%	10.6%	9.1%	8.2%	10.6%	9.6%	6.6%
VMS	0.9%	9.9%	8.5%	3.7%	8.2%	7.6%	0.9%
Pain Relief	7.4%	-4.8%	-4.0%	3.1%	7.4%	0.1%	2.6%
Respiratory Health	11.7%	-2.7%	1.3%	8.2%	-2.6%	1.0%	0.7%
Digestive Health	5.8%	2.2%	5.2%	9.0%	5.8%	5.5%	2.3%
Therapeutic Skin Health and Other	8.8%	7.4%	10.7%	0.7%	24.2%	9.8%	10.4%
TOTAL	8.0%	3.0%	4.1%	6.1%	6.8%	5.0%	3.5%

Restated quarterly reported revenue growth by category (unaudited)
	2023	2024					2025
%	FY	Q1	Q2	Q3	Q4	FY	Q1
Oral Health	6.1%	5.3%	6.6%	2.5%	8.2%	5.6%	3.0%
VMS	-2.1%	4.2%	5.8%	-0.7%	4.3%	3.4%	-1.4%
Pain Relief	4.0%	-8.6%	-5.9%	-1.3%	3.6%	-3.3%	-0.2%
Respiratory Health	8.2%	-7.5%	-0.2%	3.2%	-15.5%	-5.4%	-11.0%
Digestive Health	1.9%	-1.2%	3.1%	2.1%	2.7%	1.7%	-0.8%
Therapeutic Skin Health and Other	1.5%	-9.4%	-11.1%	-30.3%	-18.8%	-17.5%	-13.3%
TOTAL	4.1%	-2.2%	0.8%	-0.6%	-0.3%	-0.6%	-2.3%

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: July 07, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary